UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vector Acquisition Corporation II

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G9460A104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Vector Acquisition Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,275,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,275,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,275,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 21.85%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 12,275,000 Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”), consisting of (i) 1,100,000 Class A Shares and (ii) 11,175,000 Class A Shares acquirable in respect of 11,175,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Shares”), which are automatically convertible into shares of the Issuer’s Class A Shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254071) (the “Registration Statement”).

(2)	Calculated based on (i) 45,000,000 Class A Shares outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 11,175,000 Class A Shares issuable upon conversion of 11,175,000 Class B Shares.

CUSIP No.	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Vector Capital Partners V, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,275,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,275,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,275,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 21.85%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents 12,275,000 Class A Shares consisting of (i) 1,100,000 Class A Shares and (ii) 11,175,000 Class A Shares acquirable in respect of 11,175,000 Class B Shares.

(2)	Calculated based on (i) 45,000,000 Class A Shares outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 11,175,000 Class A Shares issuable upon conversion of 11,175,000 Class B Shares.

CUSIP No.	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Vector Acquisition Corporation II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Vector Acquisition Partners II, L.P. (the “Sponsor”)
2. Vector Capital Partners V, Ltd. (the “General Partner”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share

Item 2(e).	CUSIP Number:

G9460A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

CUSIP No.	13G	Page 5 of 7 Pages

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor and the Sponsor is controlled by the General Partner. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner is governed by a board of directors, the members of which disclaim beneficial ownership of the reported securities. The filing of this statement shall not be deemed an admission by either Reporting Person or any member of the board that they are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No.	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

VECTOR ACQUISITION PARTNERS II, L.P.

By:	Vector Capital Partners V, Ltd., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

CUSIP No.	13G	Page 7 of 7 Pages

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Reporting Persons’ 13G as filed on February 14, 2022.